Exhibit 99.1

Aeterna Zentaris Reports Second Quarter 2022 Financial Results and Recent Highlights

– Company ended the quarter with $58.2 million in cash

– Driving continued progress across diversified pre-clinical and clinical development pipeline

TORONTO, ONTARIO, August 3, 2022 – Aeterna Zentaris Inc. (Nasdaq: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today reported its financial and operating results for the second quarter ended June 30, 2022 and recent highlights.

“Throughout the quarter, we continued to execute against our strategic priorities,” said Dr. Klaus Paulini, Chief Executive Officer of Aeterna. “As we look ahead, we are laser focused on building on the positive momentum we’ve achieved across our therapeutics, diagnostics and vaccine development pipelines, all with an eye towards generating value in the near and long term for our valued stakeholders.”

Recent Highlights

●	Announced that licensing partner, Consilient Health, launched Ghryvelin™ (macimorelin) for diagnosing adult growth hormone deficiency (AGHD) in Europe;
●	Achieved proof-of-concept for the treatment of neuromyelitis optica spectrum disorder (NMOSD) with AIM Biologicals program in animal experiments; and
●	Entered into a research and option to license agreement with UniQuest Pty Ltd., the commercialization company of The University of Queensland (UQ), Brisbane, Australia, to advance the development of macimorelin as a potential therapeutic for the treatment of Amyotrophic Lateral Sclerosis (ALS, Lou Gehrig’s Disease).

Results of operations for the three-month period ended June 30, 2022

All amounts in this press release are in U.S. dollars unless otherwise noted.

For the three-month period ended June 30, 2022, we reported a consolidated net loss of ($4.2 million), or ($0.87) net loss per common share (basic), as compared with a consolidated net loss of ($2.1) million, or ($0.43) net loss per common share (basic) for the three-month period ended June 30, 2021. The $2.1 million increase in net loss is primarily due to an increase of $0.7 million in total operating costs, $1.8 million decline in total revenues and offset by favorable foreign currency exchange rates of $0.4 million.

Revenues

●	Our total revenue for the three-month period ended June 30, 2022 was ($0.2) million as compared with $1.6 million for the same period in 2021, representing a decline of $1.8 million. The 2022 revenue was comprised of ($0.2) million in licensing revenue (2021 - $0.5 million), ($0.1) million in development revenue (2021 - $1.0), $0.03 million in supply chain revenue (2021 - $0.04 million), $0.02 million in royalty income (2021 - $0.2 million).

●	Our negative revenue balances for the quarter are driven by revenue reversals associated with the DETECT project. Using management’s best estimate, we determined the additional overall costs associated with the project and its effect on the accounting treatment from a revenue recognition perspective. These additional costs are attributed to the Ukraine/Russia conflict and its delays on the project, reducing the amount of revenue recordable within the quarter.

Operating expenses

●	Our total operating expense for the three-month period ended June 30, 2022 was $4.5 million as compared with $3.7 million for the same period in 2021, representing an increase of $0.8 million. This increase arose primarily from a $0.6 increase research and development, $0.2 million increase in general and administrative expenses.

Net finance (costs) income

●	Our net finance (costs) for the three-month period ended June 30, 2022 was $0.5 million as compared with net finance income of $0.1 million for the same period in 2021, representing an increase in net finance income of $0.4 million.

The Company had $58.2 million cash and cash equivalents at June 30, 2022 (December 31, 2021 – 65.3 million).

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the second quarter, as well as the Company’s unaudited consolidated interim financial statements as of June 30, 2022, will be available on the Company’s website (www.zentaris.com) in the Investors section or at the Company’s profile at www.sedar.com and www.sec.gov.

Nasdaq Update

The Company is pleased to announce that, on August 3, 2022, the Company received notice of compliance from Nasdaq (the Compliance Notice), confirming the Company’s continued listing on Nasdaq. As previously announced to shareholders, notwithstanding the successful completion of the Company’s share consolidation on July 21, 2022, due to the timing of the share consolidation, the Company did not meet the Minimum Bid Requirement that required the Company’s common shares to trade above $1.00 per share for a minimum of ten trading days on or before July 25, 2022. As a result of this technical non-compliance, the Company had received notice of delisting on July 28, 2022. The Compliance Notice confirms that the Company is currently in compliance with those Nasdaq listing requirements.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™; Ghryvelin®), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2 (COVID-19) and Chlamydia trachomatis.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to:

Aeterna’s expectations regarding its pre-clinical, clinical and commercial products and program (including Aeterna’s ability to achieve positive momentum across Aeterna’s Therapeutics, Diagnostics and Vaccine development pipelines), the potential to generate value in the near and long term for stakeholders and obtaining and maintaining Nasdaq compliance.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); results from our ongoing or planned pre-clinical studies and our DETECT clinical trial under development may not be successful or may not support advancing the product to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the license agreement and the amended license agreement; the global instability due to the global pandemic of COVID-19 and the war in the Ukraine, and their unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com